UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                                (AMENDMENT NO. 4)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a).

                                 PEOPLEPC INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                   709776 10 8
                                 (CUSIP Number)

                                  RONALD FISHER
                                  SOFTBANK INC.
                               1188 CENTRE STREET
                             NEWTON CENTER, MA 02459
                                 (617) 928-9300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 9, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This Statement on Schedule 13D amends the Statement on Schedule 13D, filed January 23, 2002, relating to the Common Stock, par value $0.0001 per share, of PeoplePC Inc.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  2  of  19  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK CAPITAL PARTNERS LP
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        WC
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  194,932,189
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              194,932,189
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          194,932,189
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          35.1% (1)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

PN
-------------------------------------------------------------------------------
----------
(1) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 3,334,226 shares issuable upon exercise of the Warrant and upon subsequent exercise of either the Primary Put Option or the Secondary Put Option described in Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. See Item 5 hereto for further explanation of SOFTBANK Capital Partners LP's beneficial ownership of Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  3  of  19  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK CAPITAL LP
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        WC
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  189,944,471
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              189,944,471
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          189,944,471
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          34.3% (2)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
-------------------------------------------------------------------------------
----------
(2) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 1,638,405 shares issuable upon exercise of the Warrant and upon subsequent exercise of either the Primary Put Option or the Secondary Put Option described in Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. See Item 5 hereto for further explanation of SOFTBANK Capital LP's beneficial ownership of Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  4  of  19  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK CAPITAL PARTNERS LLC
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  386,663,428
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              386,663,428
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          386,663,428
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.7% (3)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
-------------------------------------------------------------------------------
----------
(3) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 3,334,226 shares issuable upon exercise of the Warrant and upon subsequent exercise of either the Primary Put Option or the Secondary Put Option described in Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. See Item 5 hereto for further explanation of SOFTBANK Capital Partners LLC's beneficial ownership of Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  5  of  19  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK CAPITAL PARTNERS INVESTMENT INC.
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  386,663,428
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              386,663,428
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          386,663,428
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.7% (4)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------
----------
(4) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 3,334,226 shares issuable upon exercise of the Warrant and upon subsequent exercise of either the Primary Put Option or the Secondary Put Option described in Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. See Item 5 hereto for further explanation of SOFTBANK Capital Partners Investment Inc.'s beneficial ownership of Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  6  of  19  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RONALD D. FISHER
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  386,663,428
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              386,663,428
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          386,663,428
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.7% (5)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------
----------
(5) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 3,334,226 shares issuable upon exercise of the Warrant and upon subsequent exercise of either the Primary Put Option or the Secondary Put Option described in Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. See Item 5 hereto for further explanation of Ronald D. Fisher's beneficial ownership of Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  7  of  19  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        CHARLES R. LAX
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  409,640,432
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              409,640,432
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          409,640,432
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          73.8% (6)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------
----------
(6) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 3,334,226 shares issuable upon exercise of the Warrant and upon subsequent exercise of either the Primary Put Option or the Secondary Put Option described in Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. See Item 5 hereto for further explanation of Charles R. Lax's beneficial ownership of Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  8  of  19  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK HOLDINGS INC.
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  386,663,428
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              386,663,428
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          386,663,428
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.7% (7)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          HC, CO
-------------------------------------------------------------------------------
----------
(7) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 3,334,226 shares issuable upon exercise of the Warrant and upon subsequent exercise of either the Primary Put Option or the Secondary Put Option described in Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. See Item 5 hereto for further explanation of SOFTBANK Holdings Inc.'s beneficial ownership of Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  9  of  19  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK CORP.
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  415,004,784
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              415,004,784
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          415,004,784
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.1% (8)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          HC, CO
-------------------------------------------------------------------------------
----------
(9) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 3,334,226 shares issuable upon exercise of the Warrant and upon subsequent exercise of either the Primary Put Option or the Secondary Put Option described in Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. The percent listed in row 13 also includes up to 28,341,356 shares issuable upon exercise of either the @viso Primary Put Option or the @viso Secondary Put Option described in Item 4 hereto. See Item 5 hereto for further explanation of SOFTBANK Corp.'s beneficial ownership of Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------------                         -----------------------------
CUSIP No.    709776 10 8                             Page  10  of  19  Pages
-------------------------                         -----------------------------
-------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        MASAYOSHI SON
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) [_]
                                                                        (B) [_]
-------------------------------------------------------------------------------
  3     SEC USE ONLY
-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        AF
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [_]
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
-------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              0
    NUMBER OF            ------------------------------------------------------
     SHARES              8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                  415,004,784
      EACH               ------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                    0
                         ------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              415,004,784
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          415,004,784
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          71.1% (9)
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------
----------
(9) Pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934, the percent listed in row 13 includes up to 3,334,226 shares issuable upon exercise of the Warrant and upon subsequent exercise of either the Primary Put Option or the Secondary Put Option described in Item 4 hereto and assumes that no other outstanding convertible securities of the Company have been converted into Common Stock. The percent listed in row 13 also includes up to 28,341,356 shares issuable upon exercise of either the @viso Primary Put Option or the @viso Secondary Put Option described in Item 4 hereto. See Item 5 hereto for further explanation of Masayoshi Son's beneficial ownership of Common Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.  SECURITY AND ISSUER.

         This statement amends amendment number 3 to the statement on Schedule 13D filed March 6, 2002 (hereafter referred to as "Amendment Number 3") by the Reporting Persons (as defined in Item 2 of Amendment Number 2) and relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of PeoplePC Inc. (the "Company"). As reported in Amendment Number 3, each of Softbank Technology Ventures IV LP ("Technology Ventures IV"), STV IV LLC, Mr. Russell, Mr. Feld, Mr. Rieschel, Ms. Roizen, Mr. Golding and Softbank Holdings (Europe) Ltd. ("SB Europe") ceased to be the beneficial owner of more than five percent of the shares of the Common Stock of the Company as of February 19, 2002. Accordingly, the definition of Reporting Persons is amended to include only Softbank Capital Partners LP ("SB Capital Partners"), Softbank Capital LP ("SB Capital"), Softbank Capital Partners LLC ("SB CP LLC"), Softbank Capital Partners Investment Inc. ("SB CPI"), Mr. Fisher, Sofbank Holdings Inc. ("SBH"), SOFTBANK Corp. ("SOFTBANK"), Mr. Son and Mr. Lax. The principal executive offices of the Company are located at 100 Pine Street, Suite 1100, San Francisco, California 94111. Except as amended and supplemented hereby, Amendment Number 3 filed by the Reporting Persons remains in full force and effect.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of Amendment Number 3 is amended to include the following:

         On June 10, 2002, EarthLink, Inc. ("EarthLink") announced that it had entered into an agreement (the "Offer Agreement") on June 9, 2002 with the Company pursuant to which it has agreed that a wholly-owned subsidiary of EarthLink ("Merger Sub") will commence a tender offer (the "Tender Offer") to purchase shares of Common Stock at a price of $0.0171 per share in cash, which amount may be increased pursuant to the Offer Agreement under certain circumstances (such amount, or any greater amount per share paid pursuant to the Tender Offer, being hereafter referred to as the "Offer Price"). Pursuant to the Offer Agreement, Merger Sub's obligation to pay for shares of Common Stock pursuant to the Tender Offer will be subject to the condition that at least a majority of the outstanding shares of Common Stock, assuming the full exercise of all then currently outstanding exercisable options, rights and convertible securities (if any) with an exercise price less than the tender offer price, are tendered in the Tender Offer and are not withdrawn and to other conditions specified in the Offer Agreement. In addition, pursuant to the Offer Agreement, Merger Sub's obligation to pay for shares of Common Stock pursuant to the Tender Offer will be subject to the condition that @viso, a joint venture owned equally by Vivendi Universal, S.A. and SB Europe, shall have exercised its right to exchange its shares of PeoplePC Europe for shares of Common Stock pursuant to the Put Option Agreement.

         Pursuant to the Offer Agreement, following acceptance for payment and payment for all of the shares of Common Stock validly tendered pursuant to the Tender Offer and not withdrawn, subject to certain conditions, Merger Sub will merge (the "Merger") with and into the Company and each share of Common Stock will, by virtue of the Merger, be converted into the Offer Price.

         In connection with the Offer Agreement, at the request of EarthLink, SB Capital Partners, SB Capital, Advisors Fund, Mr. Fisher and Technology Ventures IV (together, the

                              Page 11 of 19 Pages

"Stockholders") each entered into a Stockholder Agreement (each a "Stockholder Agreement") with EarthLink and Merger Sub, dated as of June 9, 2002. Pursuant to the Stockholder Agreements, the Stockholders have agreed to tender their shares of Common Stock into the Tender Offer and to not withdraw any shares of Common Stock so tendered unless (i) the Tender Offer is terminated or has expired or
(ii) the Stockholder Agreement to which such Stockholder is a party is terminated pursuant to its terms. Each Stockholder Agreement terminates immediately upon the earlier of (i) the termination of the Offer Agreement in accordance with its terms or (ii) the effective time of the Merger.

         Pursuant to the Stockholder Agreements, the Stockholders have agreed that they will not (i) transfer (which term includes, without limitation, for the purposes of the Stockholder Agreements, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the shares of the Common Stock beneficially owned by the Stockholders as of the date thereof or that the Stockholders may acquire after the date thereof and prior to the effective time of the Merger; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the shares of the Common Stock beneficially owned by the Stockholders as of the date thereof or that the Stockholders may acquire after the date thereof and prior to the effective time of the Merger or any interest in such shares; (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to the shares of the Common Stock beneficially owned by the Stockholders as of the date thereof or that the Stockholders may acquire after the date thereof and prior to the effective time of the Merger; or (iv) deposit the shares of the Common Stock beneficially owned by the Stockholders as of the date thereof or that the Stockholders may acquire after the date thereof and prior to the effective time of the Merger into a voting trust or enter into a voting agreement or arrangement with respect to such shares.

         Pursuant to the Stockholder Agreements, each of the Stockholders has irrevocably granted to, and appointed, EarthLink and any nominee of EarthLink, its proxy and attorney-in-fact (with full power of substitution), for and in the name, place, and stead of the Stockholder, to vote his shares of the Common Stock beneficially owned by such Stockholder as of the date of the Stockholder Agreement to which such Stockholder is a party or that such Stockholder may acquire after such date and prior to the effective time of the Merger, or grant a consent or approval in respect of such shares, in connection with any meeting of the stockholders of the Company (i) in favor of the Merger, and (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including any Acquisition Proposal (as defined in the Offer Agreement).

         Pursuant to the Offer Agreement, effective upon the acceptance for payment by Merger Sub of the shares of Common Stock pursuant to the Tender Offer, certain members of the board of directors of the Company will resign from the board of directors.

         The foregoing references to, and descriptions of, the Offer Agreement and the Stockholder Agreements are qualified in their entirety by the complete text of such agreements. The Stockholder Agreements to be entered into by each of the Stockholders are incorporated by reference herein and are attached hereto as Exhibits J, K and L.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of Amendment Number 3 is amended as follows:

                              Page 12 of 19 Pages

         TOTAL OUTSTANDING SHARES. According to the Company's Form 10-Q for the quarter ended March 31, 2002, an aggregate of 551,502,422 shares of Common Stock were issued and outstanding as of March 31, 2002. Accordingly, upon the Warrant Holders' exercise of the Warrant and either the Primary Put Option or the Secondary Put Option, upon @viso's exercise of either the @viso Primary Put Option or the @viso Secondary Put Option, an aggregate of up to 583,178,004 shares of Common Stock would be issued and outstanding.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of Amendment Number 3 is amended as follows:

         See the summary of certain provisions of the Offer Agreement and the Stockholder Agreements included in Item 4 hereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A    Agreement of Joint Filing, dated as of June 11, 2002, by and among the Reporting Persons.

Exhibit B    Power of Attorney (incorporated by reference to Exhibit 24 to the
             Statement on Schedule 13G filed by SOFTBANK, Mr. Son and SOFTBANK
             Ventures Inc. on February 18, 1998 with respect to Concentric
             Network Corporation).

Exhibit C    Amended and Restated Investor Rights Agreement dated April 5, 2000
             (incorporated by reference to Schedule 10.8 to the Form S-1/A filed by the Company on June 29, 2000).

Exhibit D    Put Option Agreement dated May 30, 2001 (incorporated by reference to Exhibit 10.4 to the Form 10-Q filed by the Company on August 14,
             2001).

Exhibit E    Amended and Restated Warrant dated May 30, 2001 (incorporated by reference to Exhibit E to the statement on Schedule 13D filed by the Reporting Persons on January 23, 2002 with respect to the Company).

Exhibit F    Amended and Restated Investor Rights Agreement dated May 30, 2001
             (incorporated by reference to Exhibit F to the statement on Schedule 13D filed by the Reporting Persons on January 23, 2002 with respect to the Company).

Exhibit G    Series B Preferred Stock Purchase Agreement dated December 17, 2001
             (incorporated by reference to Exhibit D to the statement on Schedule 13D filed by the Reporting Persons on December 18, 2001 with respect to the Company).

Exhibit H    Registration Rights Agreement dated December 17, 2001 (incorporated by reference to Exhibit G to the statement on Schedule 13D filed by the Reporting Persons on December 18, 2001 with respect to the Company).

                              Page 13 of 19 Pages

Exhibit I    Powers of Attorney authorizing Greg R. Prow to execute this
             Schedule 13D as attorney-in-fact (previously filed with the Securities and Exchange Commission and incorporated herein by reference).

Exhibit J    Stockholder Agreement, dated June 9, 2002, by and among EarthLink,
             Merger Sub, SB Capital Partners, SB Capital and Advisors Fund.

Exhibit K    Stockholder Agreement, dated June 9, 2002, by and among EarthLink,
             Merger Sub and Mr. Fisher.

Exhibit L    Stockholder Agreement, dated June 9, 2002, by and among EarthLink,
             Merger Sub, Technology Ventures IV and Mr. Feld.






                              Page 14 of 19 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 11, 2002                            SOFTBANK CAPITAL PARTNERS LP
                                         By: SOFTBANK CAPITAL PARTNERS
                                             LLC, General Partner

                                         By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: Managing Director


                                         SOFTBANK CAPITAL LP
                                         By: SOFTBANK CAPITAL PARTNERS LLC,
                                             its General Partner

                                         By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: Managing Director


                                         SOFTBANK CAPITAL PARTNERS LLC

                                         By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: Managing Director


                                         SOFTBANK CAPITAL PARTNERS
                                         INVESTMENT INC.

                                         By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: President


                                         RONALD D. FISHER

                                             /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher



                              Page 15 of 19 Pages

                                         CHARLES R. LAX

                                            /s/ Charles R. Lax
                                            -----------------------------------
                                            Name:  Charles R. Lax


                                         SOFTBANK HOLDINGS INC.


                                         By: /s/ Stephen A. Grant
                                            -----------------------------------
                                            Name:  Stephen A. Grant
                                            Title: Secretary


                                         SOFTBANK CORP.


                                         By: /s/ Stephen A. Grant
                                            -----------------------------------
                                            Name:  Stephen A. Grant
                                            Title: Attorney-in-Fact


                                         MASAYOSHI SON


                                         By: /s/ Stephen A. Grant
                                            -----------------------------------
                                            Name:  Stephen A. Grant
                                            Title: Attorney-in-Fact





                              Page 16 of 19 Pages

                                                                       EXHIBIT A


                            AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any amendments thereto, with respect to the Common Stock of PeoplePC Inc. and that this agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.



                              Page 17 of 19 Pages

         IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of June 11, 2002.

                                         SOFTBANK CAPITAL PARTNERS LP
                                         By: SOFTBANK CAPITAL PARTNERS
                                             LLC, General Partner

                                         By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: Managing Director


                                         SOFTBANK CAPITAL LP
                                         By: SOFTBANK CAPITAL PARTNERS LLC,
                                             its General Partner

                                         By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: Managing Director


                                         SOFTBANK CAPITAL PARTNERS LLC

                                         By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: Managing Director


                                         SOFTBANK CAPITAL PARTNERS
                                         INVESTMENT INC.

                                         By: /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher
                                            Title: President


                                         RONALD D. FISHER

                                             /s/ Ronald D. Fisher
                                            -----------------------------------
                                            Name:  Ronald D. Fisher



                              Page 18 of 19 Pages

                                         CHARLES R. LAX

                                            /s/ Charles R. Lax
                                            -----------------------------------
                                            Name:  Charles R. Lax


                                         SOFTBANK HOLDINGS INC.


                                         By: /s/ Stephen A. Grant
                                            -----------------------------------
                                            Name:  Stephen A. Grant
                                            Title: Secretary


                                         SOFTBANK CORP.


                                         By: /s/ Stephen A. Grant
                                            -----------------------------------
                                            Name:  Stephen A. Grant
                                            Title: Attorney-in-Fact


                                         MASAYOSHI SON


                                         By: /s/ Stephen A. Grant
                                            -----------------------------------
                                            Name:  Stephen A. Grant
                                            Title: Attorney-in-Fact






                              Page 19 of 19 Pages